FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, June 26, 2019

Ger. Gen. No.  /2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Markets Committee

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                                Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (“FMC”) I, duly authorized, hereby inform you in the attached Significant Event in relation to Enel Americas S.A. (“the Company”) and in reference to the capital increase approved at the Company’s Extraordinary Shareholders’ Meeting  held on April 30 of this year  (the "Meeting") and registered in the Securities Register of the FMC under No. 1083:

At the Company’s Board of Directors’ Meeting held today, June 26, 2019, the aforementioned corporate body, in use of the powers conferred by the Meeting, agreed that the subscription price of the 18,729,788,686 new shares to be offered pre-emptively to the Company’s shareholders, both in the first and in the second period, is $0.162108214203236 per share.

In accordance with the Meeting’s decision, the 18,729,788,686 new shares shall be paid in cash at the time of their subscription in US dollars or their equivalent in Chilean pesos, legal tender, according to the exchange rate of the "observed dollar" published by the Central Bank of Chile in the official Gazette on the date of the respective payment.

Yours truly,

Domingo Valdés

General Counsel

Enel Américas S.A.

cc.:          Banco Central de Chile (Central Bank of Chile)

                Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

                Representante de Tenedores de Bonos Locales  (Local Bondholders Representative)

  Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Depósito Central de Valores SA (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: June 26, 2019